Exhibit 99.2

P R E S S  R E L E A S E

For Immediate Release	20 June 2002

7 UP TO TRANSFER FROM THE PEPSI BOTTLING GROUP

Dr Pepper/Seven Up, Inc, a subsidiary of Cadbury Schweppes plc, made the following announcement today concerning the 7 UP brand moving from the Pepsi Bottling Group (PBG) to independent bottlers in the US.

The impact of the transfer will not make any material difference to Cadbury Schweppes’ financial results. Further details are attached.

Ends

For further information:

David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com

Angus Maitland / Philip Gawith The Maitland Consultancy	020-7379-5151

Cadbury Schweppes

With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Cadbury Schweppes employs over 38,000 people around the world.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com